May 7, 2025

Donald P. Newman
Chief Financial Officer
ATI Inc.
2021 McKinney Avenue
Dallas, Texas 75201

       Re: ATI Inc.
           Form 10-K for the Fiscal Year Ended December 29, 2024
           Form 8-K furnished February 4, 2025
           Response Letter dated April 22, 2025
           File No. 001-12001
Dear Donald P. Newman:

       We have reviewed your April 22, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our March
14, 2025 letter.

Response Letter dated April 22, 2025
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results by Business Segment, page 24

1. We note from your response to our prior comment 1, that the reconciliation of Total
       Segment EBITDA to net income (by way of EBITDA and Adjusted EBITDA subtotals), includes an adjustment for corporate expenses. As these costs most likely
       represent normal operating costs of your business, they would not be an appropriate non-GAAP adjustment. Please revise future filings accordingly. See guidance in
       Question 100.01 of the C&DI on Non-GAAP Financial Measures.
 May 7, 2025
Page 2

     Please contact Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing